UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

1Q25 Consolidated Results

May 2025

Central Puerto

Central Puerto 1Q25 Earnings Release

Buenos Aires, May 12th, Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation companies in Argentina, reports its consolidated financial results for the First Quarter 2025 (“1Q25”), ended on March 31st, 2025.

A conference call to discuss the 1Q25 results will be held on May 12th, 2025, at 12:00 PM ET Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of March 31st, 20254, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Growth comparisons refer to the same periods of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the first quarter ended on March 31st, 2025, is not comparable to the Financial Statements previously published by the company. However, we presented some figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer if such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the fiscal period ended on March 31st, 2025, and the notes thereto, which will be available on the Company’s website.

A. Regulatory Updates and News

Resolution SE N°603/2024

On December 31st, 2024, the Secretariat of Energy published Resolution N°603/2024 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°387/2024 and established a 4% increase in remuneration values effective from January 1st, 2025.

Resolution SE N°21/2025

On January 28th, 2025, the Secretariat of Energy published Resolution N°21 in the Official Gazette, which establishes the following main aspects:

  New Power Purchase Agreements (PPAs): new generation facilities, regardless of their technology, are allowed to sign PPAs either with industrial/commercial clients or distribution companies. This decision lifts the restriction imposed many years ago by clause 9 of Resolution 95/2013. This change applies for power plants with COD January 1st, 2025 onwards.
  Fuel management: since March 1, 2025, thermal generators are now allowed to manage their own fuel, regardless of which one they use. This decision abolishes Resolution 354/2020, issued in December 2020, and also lifts a restriction imposed by clause 8 of Resolution 95/2013.
  Non-Delivered Energy Costs: As of February 1, 2025, a set of Non-Delivered Energy Costs has been established: i) USD/MWh 350 up to 5% of the demand, ii) USD/MWh 750 up to 10% of the demand and iii) USD/MWh 1,500 for more than 10% of the demand. These figures do not represent actual costs to be borne by anyone but serve as price signals for scarcity. If a shortage in the supply is discovered during the dispatch projections for future years these “costs” will be included to act as a proxy of operating costs to better reflect the real cost of generation. This seeks to give a signal for investment needs.
  “Energia Plus” framework: an ending is settled for the Energía Plus framework. Current contracts will be in place and continue until their ending date, but new agreements and extensions will have a deadline: October 31st, 2025.

New regulatory framework (“Lineamientos de CAMMESA”)

The Secretariat of Energy proposed a new regulatory framework and instructed CAMMESA to issue a document and notify all the market participants which could object and/or propose amendments. The goal is to launch the new framework by the beginning of November 2025. As of the date of this document, the Secretariat of Energy continues to work on this subject.

Resolution SE N°27/2025

On January 31st, 2025, the Secretariat of Energy published Resolution N°27/2025 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°603/2024 and established a 4% increase in remuneration values effective from February 1st, 2025.

Resolution SE N°67/2025

On February 17th, 2025, the Secretariat of Energy launched a storage capacity auction. This project aims to meet short-term capacity needs in AMBA region, with a maximum target of 500 MW of power with four hours of operating capacity at EDENOR and EDESUR nodes.

On April 22nd, 2025, CAMMESA published a note modifying certain aspects of the original terms and conditions (including seasonal factors for capacity payments, new penalties for unavailability and adjustments to the annual capacity payment factors). Additionally, a new schedule was published, setting the offer submission date to June 10th, 2025, and the award date to July 23rd, 2025.

Resolution SE N°113/2025

On February 28th, 2025, the Secretariat of Energy published Resolution N°113/2025 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°27/2025 and established a 1.5% increase in remuneration values effective from March 1st, 2025.

Resolution SE N°143/2025

On April 25th, 2025, the Secretariat of Energy published Resolution N°143/2025 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°113/2025 and established a 1.5% increase in remuneration values effective from April 1st, 2025.

Resolution SE N°177/2025

On April 30th, 2025, the Secretariat of Energy published Resolution N°177/2025 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°143/2025 and established a 2.0% increase in remuneration values effective from May 1st, 2025.

Decree No. 263/2025

Hidroeléctrica Piedra del Aguila (HPDA)

On April 9th, 2025, Decree No. 263/2025 set a 15 day-period to launch the National and International Public Tender provided for under Decree No. 718/2024 (as amended by Decree No. 895/2024), for purposes of offering certain hydro assets (including Hidroeléctrica Piedra del Aguila “HPDA”) to private investors for a new 30-year concession term.

News

Acquisition of Interest in Abrasilver

On January 31st, 2025, our subsidiary Proener signed a subscription agreement for additional shares of AbraSilver Resource Corp. Our shareholding in AbraSilver through Proener thus increased to 9.9%.

Simplification of Corporate Structure at Central Puerto S.A.

Merger Vientos La Genoveva II S.A.

On January 1, 2025, the effective merger of Vientos La Genoveva II S.A. (VLGII), a wholly controlled subsidiary of Central Puerto S.A., with CP Manque S.A.U. (CPM), CP Los Olivos (CPLO), and CPR Energy Solutions S.A.U. (CPRES), took place. The merger was officially registered with the Public Registry on January 28, 2025. Consequently, the absorbed companies were dissolved without liquidation, and their assets and liabilities were transferred to Vientos La Genoveva II S.A.

Merger of forestry companies

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved a corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025.

CP Renovables Merger

On March 31, 2025, CEPU’s Board of Directors approved a corporate reorganization whereby, subject to approval by the shareholders’ meeting of the companies involved, convened for May 22, 2025, CEPU will absorb the entirety of CP Renovables’ assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of CP Renovables as of the effective date of the merger. Since CEPU holds 100% of CP Renovables’ shares, CEPU’s net worth will not increase as a result of the merger. Also as a result of the merger, CP Renovables will be dissolved without liquidation.

Ecogas Inversiones Spin-off and Merger

On March 31, 2025, CEPU’s Board of Directors approved a corporate reorganization whereby, subject to approval by the shareholders’ meeting of the companies involved, convened for May 22, 2025,CEPU intends to spin off part of its assets to be absorbed by Ecogas Inversiones as of the effective date of the spin-off and merger. The spun-off assets consist of: (a) 5,998,658 Class “A” book-entry common shares of Ecogas Inversiones, with a nominal value of Ps.10 each and one vote per share, which shall be converted into 59,986,580 Class “A” book-entry common shares of Ecogas Inversiones with a nominal value of Ps.1 each and one vote per share, subject to the approval by Ecogas Inversiones’ shareholders of the nominal value adjustment; (b) 27,597,032 Class “B” book-entry common shares of DGCE, with a nominal value of Ps.1 each and one vote per share; (c) 33,369 registered non-endorsable common shares of Energía Sudamericana S.A., with a nominal value of Ps.1 each and one vote per share; and (d) Ps. 305,000,000 in cash. As a result, CEPU shareholders are expected to receive 8,097,326 Ecogas Inversiones shares (the “New Shares”) in proportion to their holdings in CEPU.

Current Projects: San Carlos Solar & Brigadier Lopez Cycle

Works continue in both projects. Brigadier Lopez is on schedule, moving forward at good pace. With regards to San Carlos, after solving out some issues the project is back on track.

B. Argentine Market Overview

The table below sets forth key Argentine energy market data for 1Q25 compared to 4Q24 and 1Q24.

	1Q25	4Q24	1Q24	Δ % 1Q25/1Q24
Installed capacity (MW; EoP1)	43,554	43,350	43,873	(1%)
Thermal	25,224	25,284	25,448	(1%)
Hydro	9,639	9,639	10,834	(11%)
Nuclear	1,755	1,755	1,755	0%
Renewable	6,936	6,672	5,836	19%
Installed capacity (%)	100%	100%	100%	N/A
Thermal	58%	58%	58%	(0 p.p)
Hydro	22%	22%	25%	(2 p.p)
Nuclear	4%	4%	4%	0 p.p
Renewable	16%	15%	13%	2 p.p
Energy Generation (GWh)	38,752	34,149	39,285	(1%)
Thermal	23,343	17,631	21,355	9%
Hydro	6,613	8,513	9,055	(27%)
Nuclear	2,580	1,472	3,225	(20%)
Renewable	6,216	6,533	5,650	10%
Energy Generation (%)	100%	100%	100%	N/A
Thermal	60%	52%	54%	5 p.p
Hydro	17%	25%	23%	(5 p.p)
Nuclear	7%	4%	8%	(1 p.p)
Renewable	16%	19%	14%	1 p.p
Energy Demand (GWh)	38,167	33,250	37,898	1%
Residential	18,290	14,511	18,314	(0%)
Commercial	10,650	9,654	10,429	2%
Major Demand (Industrial/Commercial)	9,227	9,085	9,155	1%
Energy Demand (%)	100%	100%	100%	N/A
Residential	47.92%	43.64%	48.32%	(0 p.p)
Commercial	27.90%	29.03%	27.52%	0 p.p
Major Demand (Industrial/Commercial)	24.18%	27.32%	24.16%	0 p.p

Source: CAMMESA; company data. Figures are rounded.

(1)	As of March 31st, 2025, December 31st, 2024 and March 31st, 2024, as appropriate.

Installed Power Generation Capacity: By the end of the first quarter of 2025 (1Q25), the country’s installed capacity reached 43,554 MW, which means a decrease of 1% (or 319 MW) compared to the 43,873 MW recorded as of March 31st, 2024. The variation results from the installation of new power facilities, a reduction in installed capacity and adjustments/repowering to power plants already in operations. The contraction of 319 MW is decomposed as follows: (i) +1,100 MW of renewable sources, of which +637 MW corresponds to wind farms (23MW of new plants installed during the 1Q25), +423 MW to solar plants (205 MW of new capacity installed during the 1Q25), +3 MW to biogas power plants and +37 to biomass, being all installed during the 1Q25; (ii) a reduction of

1,195 MW in hydraulic sources and (iii) a net decrease of 224 MW in thermal sources, where a contraction was recorded in gas turbines (-155 MW), steam turbines (-470 MW), being all partially offset by +401 MW capacity increase in combined cycles. The decline of 1,195 MW in hydro installed capacity is basically explained by a reassessment of Yacyretá’s power available for Argentina and Paraguay. Since August 2024, 50% of Yacyreta’s installed capacity is allocated to Argentina, whereas it used to be approximately 88% before then.

Power generation & demand: During 1Q25, energy demand reached 38,167 GWh, a 1% increase from the 37,898 GWh recorded during the 1Q24. There was a 0.1% slight decrease in residential consumption offset by commercial (+2.1%) and major demand (+0.8%).

In line with weather conditions, retail consumption rose during January, with a higher average temperature as compared to the same month of the previous year. Then, consumption decreased during February and March. Major and commercial demands increased during the whole quarter (though commercial consumption dropped in February), reflecting stronger economic activity levels. It should be highlighted the growth rates observed in mining, trade and services, automotive and food and beverage.

On the other hand, generation decreased 1% during the quarter on a year-over-year (YoY) basis. The decrease was driven by nuclear and hydro generation (-20% and -27%, respectively). Renewable and thermal generation rose 10% and 9%, respectively.

Nuclear generation mainly decreased by the two year-maintenance shutdown of Atucha I, which started in November 2024. Hydro generation shrank due to a combination of two factors: i) the aforementioned change in the allocation of Yacyretá’s installed capacity and energy generation upon Paraguay’s claim and ii) a reduction of river flows. In this last regard, the contraction was as follows: 78% in the Uruguay River, 34% in the Neuquen River, 25% in the Limay River, 27% in the Collón Curá River, 25% in the Futaleufú River and 1% in the Paraná River. As it was previously stated, Paraguay historically consumed a smaller portion of the energy produced at Yacyretá: while this country took only 15% of the generated energy in 2023, by mid-2024 it started to take its full 50% share, leaving Argentina with a smaller portion of the generated energy.

The increase in energy generation from renewable sources was driven mainly by the impact of new installed capacity.

Finally, there was an increase in thermal generation to cope with the lower supply of hydro and nuclear. Despite the slight decrease in availability (74% on average during the 1Q25 vs 76% on average during the same period of 2024), generation rose 9% YoY. The growth in thermal generation led to a rise of 9% in natural gas consumption. Alternative fuels (diesel and fuel oil) consumption shrank during the 1Q25.

Additionally, the electricity trade balance resulted in a net import situation during the whole quarter, with a peak in February.

Local energy Demand (TWh)

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics of the Central Puerto group for 1Q25, compared to 4Q24 and 1Q24:

-Source: CAMMESA; company data.

Thermal availability (1) (%)

Steam & gas turbines

Combined Cycles

1- Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

During 1Q25, Central Puerto’s power generation increased 4% to 5,731 GWh, compared to 5,520 GWh in 1Q24.

This operating result is a consequence of several factors.

Hydro energy generation from Piedra del Aguila dropped 2%, reaching 793 GWh from 807 GWh in 1Q24. This decline was primarily due to a 27% and a 25% reduction in water levels of the Collón Curá River and the Limay River, respectively, which resulted in lower availability of water for generation.

Regarding renewable generation, there are mixed results. Wind generation rose 4%, reaching 373 GWh in 1Q25 compared to 358 GWh in the same period of 2024. This increment was mainly due to higher generation from Achiras, Las Castellana I and La Castellana II wind farms, as a consequence of better operation performance (during the same period of 2024 these facilities were either out of service or with reduce operations because of some maintenance works and failures). On the other hand, solar energy generation reached 78 GWh in 1Q25 compared to 82 GWh in the same period of 2024 basically as a result of some restrictions in the node and weather conditions.

Thermal generation increased 5% during 1Q25 compared to 1Q24, reaching 4,487 GWh from 4,272 GWh. The growth was mainly due to higher dispatch of some steam turbines in Puerto and Costanera sites and some steam and gas turbines in Luján de Cuyo, as well as higher generation registered in the combined cycle of Santa Fe. To a lesser extent, a higher availability was recorded in the Buenos Aires combined cycle and higher dispatch was registered for the Mitsubishi combined cycle, both located in Costanera site.

Finally, steam production rose 32% during 1Q25, reaching 756 thousand tons compared to 573 in 1Q24. This growth was driven by a 57% rise at San Lorenzo cogeneration plant and a 7% growth at Lujan de Cuyo facility. The surge at Lujan de Cuyo was primarily due to higher demand from YPF. A higher demand from San Lorenzo’s client was also recorded.

D. 1Q25 Analysis of Consolidated Results

Important notice: The results presented for the period 1Q25 are positively or negatively affected, as appropriate, by a non-cash effect, given by the fact that inflation rates were greater than currency depreciation rates during the quarter. Since the functional currency of Central Puerto is the Argentine peso, our Financial Statements are subject to inflation adjustment, while Company’s reporting figures are converted into US dollars using the end of period official exchange rate. Thus, given the disparity between inflation and devaluation for the period, it might affect comparability.

Main financial magnitudes of continuing operations (1) (2)

(1)	The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 03/31/2025 (AR$1,073.88 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 03/27/2024 (AR$857.41 to US$1.00), as appropriate.
(2)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 24 for further information.

During 1Q25, revenues totaled US$196 million, increasing 31% or US$46 million compared to US$150 million in 1Q24.

This was mainly due to a combination of:

(i)	A 50% or US$36 million increase in spot market revenues, which amounted to US$109 million in 1Q25 compared to US$73 million in 1Q24, driven by:
a.	A cash effect on the gap between currency devaluation and spot remuneration increases.
b.	Higher thermal generation (mainly in some turbines located in Luján de Cuyo, Puerto and Costanera sites).
c.	Non-cash effect on the gap between currency devaluation and inflation.
(ii)	A 8% or US$5 million increase in sales under contracts, which totaled US$70 million in 1Q25 compared to US$65 million in 1Q24, driven by:
a.	Higher wind generation in Achiras, La Castellana I and La Castellana II facilities.
b.	Higher energy sales of San Lorenzo cogeneration plant.
c.	A non-cash effect on the gap between currency devaluation and inflation.

Being all partially offset by lower solar generation (mainly due to some node restrictions and weather conditions).

(iii)	A 24% or US$1 million increase in steam sales, driven by higher steam production in San Lorenzo facility, as a consequence of higher demand from the client. Sales totaled US$8 million in 1Q25 compared to US$6 million in 1Q24, approximately.

Operating cost, excluding depreciation and amortization, in 1Q25 amounted to US$59 million, increasing 24% or US$11 million when compared to US$48 million in 1Q24.
Production costs increased primarily due to: (i) a rise in consumption of materials and spare parts, (ii) a rise in maintenance expenses and (iii) the real appreciation of the Argentine Peso. On the other hand, production costs were also negatively impacted by a non-cash effect on the gap between currency devaluation and inflation.

SG&A, excluding depreciations and amortizations, increased 34% or US$5 million to US$20 million from US$15 million in 1Q24.

The increase in SG&A during the quarter was mainly due to the real appreciation of the Argentine Peso.

Similar to production costs, SG&A were also negatively impacted by a non-cash effect due to the gap between currency devaluation and inflation.

Other operating results net in 1Q25 were positive in US$13 million, diminishing 61% or US$21 million from US$34 million in 1Q24.

This is mainly explained by: (i) lower interest from clients, due to lower CAMMESA delays, and (ii) lower FX differences (income).

Additionally, there was a negative non-cash effect due to the gap between currency devaluation and inflation.

If we deduct the variation in biological assets and FONI FX differences and interest, Other operating results net in 1Q25 were negative in US$1 million.

Consequently, the Consolidated Adjusted EBITDA ([1]) amounted to US$90 million in 1Q25, compared to US$84 million in 1Q24.

Consolidated Net financial results in 1Q25 were negative in US$6 million compared to a loss of US$21 million in 1Q24, which means an improvement of US$16 million. This was mainly driven by lower foreign exchange differences on financial liabilities, lower interest on loans paid and higher holding results on financial assets.

Loss on net monetary position in 1Q25 measured in US dollars amounted to US$11 million, being 89% higher than the US$6 million loss in 1Q24.

Profit/Loss on associate companies was positive in US$37 million compared to a US$4 million loss in 1Q24. Additionally, there was a gain on the fair value valuation of acquisitions of US$7 million during 1Q25 directly connected with the investment made by our subsidiary Proener in AbraSilver Resource Corp.

Income tax in 1Q25 amounted to US$26 million compared to, US$21 million in 1Q24.

Finally, Net Income in 1Q25 amounted to a gain of US$80 million, compared to a gain of US$32 million of 1Q24.

Adjusted EBITDA Reconciliation (1)

Financial Situation

As of March 31st, 2025, the Company and its subsidiaries had Cash and Cash Equivalents of US$6 million, and Other Current Financial Assets of US$244 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

(1) See “Disclaimer-EBITDA & Adjusted EBITDA” on page 24 for further information.

Million U$S		As of March 31, 2025
Cash and cash equivalents (stand-alone)		4
Other current financial assets (stand-alone)		65
Financial Debt (stand-alone)		(150)
Composed of:		
Financial Debt (current) (Central Puerto S.A stand-alone)	(132)	
Financial Debt (non-current) (Central Puerto S.A stand-alone)	(18)	
Subtotal Central Puerto stand-alone Net Cash Position		**(81)**
Cash and cash equivalents of subsidiaries		2
Other current financial assets of subsidiaries		178
Financial Debt of subsidiaries		(232)
Composed of:		
Financial Debt of subsidiaries (current)	(82)	
Financial Debt of subsidiaries (non-current)	(150)	
Subtotal Subsidiaries Net Cash Position		**(51)**
Consolidated Net Debt Position		**(132)**

Consolidated		
Cash and cash equivalents		6
Other current financial assets		244
Financial Debt		(382)
Financial Debt (current)	(214)	
Financial Debt (non-current)	(168)	
Consolidated Net Debt Position		**(132)**

Cash Flow of 3M25

Net cash provided by operating activities was US$44 million during 3M25. This cash flow arises mainly from (i) US$106 million of net income for the period before income tax; (ii) US$4 million in collection of interest from clients; (iii) adjustments to reconcile profit for the period before income tax with net cash flows of US$50 million; and (iv) US$3 million in insurance recovery; partially offset by (v) US$18 million in working capital variations (accounts payables, accounts receivables, inventory, and other non-financial assets and liabilities); and (vi) US$1 million in income tax and other taxes payments.

Net cash used by investing activities was US$60 million during 3M25. This amount is mainly explained by (i) US$44 million in acquisitions of property, plant and equipment and inventory and (ii) US$27 million in acquisitions of other financial assets, net, being all partially offset by (iii) US$11 million in dividends collections.

Net cash provided by financing activities was US$6 million in the 3M25. This is basically the result of (i) US$8 million in long-term debt repayments; (ii) US$6 million in interest and other long-term debt costs paid, being all partially offset by, (iv) US$20 million in bank and investment accounts overdrafts received, net.

The net decrease in cash and cash equivalents was US$10 million during 3M25. The exchange difference and other financial results were US$13 million while the monetary loss on cash and cash equivalents due to the change in purchasing power of the currency was substantially lower. Hence, given that Cash and cash equivalents as of January 1, 2025, was US$4 million, as of March 31, 2025 it ended-up at US$6 million.

The following table shows the company's principal maturity profile as of March 31, 2025, expressed in millions of dollars:

Debt Maturity schedule (1)(2) (US$ mm.)

50
18
46
47
23
12
17
12
18
12
18
12
56
29
2025
2026
2027
2028
2029
(+)2030
Corporate Loan
Project Finance
Corporate Bond

(1)	As of march 31st, 2025.
(2)	Considers only principal maturities. Does not consider accrued interest. For the year 2025, maturities since 2Q25 onwards.

E. Tables

a.	Consolidated Statement of Income

Consolidated Statement of Income and Comprehensive Income *(unaudited figures in US$ Millions)*	1Q25	4Q24	1Q24	Δ % 1Q25/1Q24
Revenues	196	168	150	31%
Cost of Sales	(111)	(108)	(85)	30%
Gross Income	**85**	**59**	**65**	**31%**
Administrative and selling expenses	(20)	(25)	(15)	35%
Other operating income	14	30	35	(58%)
Other operating expenses	(1)	(3)	(1)	54%
Impairment of property, plant and equipment and intangible assets	-	(99)	-	n.a
Operating Income	**78**	**(38)**	**84**	**(7%)**
Gain (loss) on net monetary position	(11)	(7)	(6)	89%
Financial income	20	47	22	(6%)
Financial costs	(26)	(36)	(43)	(39%)
Share of profit (loss) of associates	37	4	(4)	(1067%)
Gain (loss) on fair value valuation of acqusitions	7	(0)	-	n.a
Gain (loss) from bargain purchase	-	-	-	n.a
Income before Income tax	**106**	**(30)**	**53**	**99%**
Income tax for the period	(26)	2	(21)	22%
Net Income for the period	**80**	**(28)**	**32**	**150%**
Total comprehensive Income for the period	**80**	**(28)**	**32**	**150%**
Attributable to:				
◦ *Equity holders of the parent*	77	(32)	4	1639%
◦ *Non-controlling interest*	3	4	32	(91%)
	80	**(28)**	**37**	**119%**
Basic and dilluted earnings per share	**0.05**	**(0.02)**	**0.02**	**179%**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 03/31/2025 (AR$1,073.88 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 03/27/2024 (AR$857.41 to US$1.00), as appropriate.

b.	Consolidated Statement of Financial Position

Consolidated Statement of Financial Position	in AR$ million		in US$ thousand	
(audited figures)	3M25	12M24	3M25	12M24
	mar-25	dic-24	mar-25	dic-24
Assets				
Non-current Assets				
Property, plant, and equipment	1,760,754	1,756,507	1,640	1,567
Intangible assets	32,887	33,348	31	30
Biological Assets	220,780	202,808	206	181
Investment in associates	146,563	118,635	136	106
Inventories	3,118	4,646	3	4
Other non-financial assets	11,050	746	10	1
Trade and other receivables	127,901	148,458	119	132
Other financial assets	41,561	16,244	39	14
Deferred tax asset	6,428	6,973	6	6
	2,351,043	**2,288,365**	**2,189**	**2,041**
Current assets				
Biological Assets	21,641	38,162	20	34
Inventories	29,466	23,677	27	21
Other non-financial assets	49,697	38,673	46	34
Trade and other receivables	246,096	236,365	229	211
Other financial assets	261,677	260,756	244	233
Cash and cash equivalents	6,545	4,172	6	4
	615,122	**601,806**	**573**	**537**
Total Assets	**2,966,165**	**2,890,171**	**2,762**	**2,578**
Equity and liabilities				
Equity				
Capital stock	1,514	1,644	1	1
Adjustment to capital stock	585,861	585,732	546	523
Legal reserve	115,053	115,053	107	103
Voluntary reserve	818,751	818,751	762	730
Other equity accounts	(55,222)	(44,381)	(51)	(40)
Optional reserve for future dividend distribution	422,228	422,228	393	377
Retained earnings	138,019	55,273	129	49
Equity attributable to shareholders of the parent	**2,026,204**	**1,954,299**	**1,887**	**1,743**
Non-controlling interests	52,047	68,460	48	61
Total Equity	**2,078,251**	**2,022,759**	**1,935**	**1,804**
Non-current liabilities				
Accounts Payable Trade and Other Accounts Payable	-	733	-	1
Other non-financial liabilities	23,267	26,906	22	24
Other loans and borrowings	180,597	249,723	168	223
Compensation and employee benefits liabilities	8,804	8,326	8	7
Provisions	2,104	2,440	2	2
Deferred income tax liabilities	175,239	172,451	163	154
	390,010	**460,578**	**363**	**411**
Current liabilities				
Trade and other payables	102,326	104,072	95	93
Other non-financial liabilities	43,577	33,238	41	30
Other loans and borrowings	229,878	163,698	214	146
Compensation and employee benefits liabilities	33,229	36,775	31	33
Income tax payable	85,795	65,858	80	59
Provisions	3,098	3,192	3	3
	497,903	**406,834**	**464**	**363**
Total liabilities	**887,914**	**867,412**	**827**	**774**
Total equity and liabilities	**2,966,165**	**2,890,171**	**2,762**	**2,578**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 03/31/2025 (AR$1,073.88 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 03/27/2024 (AR$857.41 to US$1.00), as appropriate.

c.	Consolidated Statement of Cash Flow

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 03/31/2025 (AR$1,073.88 to US$1.00) and 03/27/2024 (AR$857.41 to US$1.00), as appropriate.

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s 1Q2025 results on May 12, 2025, at 12:00 PM ET.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, Enrique Terraneo, Chief Financial Officer and Alejandro Diaz Lopez, Head of Corporate Finance & Investor Relations Officer.

To access the conference call:

Webcast URL: https://mzgroup.zoom.us/webinar/register/WN_8lNNg--URlKvEHaOAiKUug#/registration

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company’s website under the Investor Relations section.

You may find additional information on the Company at:

•	https://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•       “COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•       “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 9/24;

•       “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•       “p.p.”, refers to percentage points;

•       “PPA” refers to power purchase agreements.

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

EBITDA & ADJUSTED EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange difference and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

All the information presented must be considered as consolidated unless otherwise specified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 12, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact